Prospectus Supplement filed under Rule 424(b)(3)

Registration Number 333-124977

Prospectus Supplement No. 4, dated May 16, 2006

(To Prospectus dated September 1, 2005)

3,275,151 Shares of Common Stock

Haynes International, Inc.

This prospectus supplement to the prospectus dated September 1, 2005 relates to the public offering, which is not being underwritten, of 3,275,151 shares of our common stock that are held by the selling stockholders identified in the prospectus.

This prospectus supplement should be read in conjunction with the prospectus dated September 1, 2005, which is to be delivered with this prospectus supplement.  The information in this prospectus supplement updates and supercedes certain information contained in the prospectus dated September 1, 2005.

An investment in our common stock involves risk.  See “Risk Factors” beginning on page 8 of the prospectus dated September 1, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of the prospectus or this prospectus supplement or the investment merits of our common stock.  Any representation to the contrary is a criminal offense.

1.	On May 15, 2006, we filed with the Securities and Exchange Commission in Item 7.01 of a current report on Form 8-K, which contained the following information:

The Company announced in a press release issued on May 15, 2006 that it has concluded its review of strategic alternatives and has determined to continue to pursue its long-term strategy to maximize shareholder value. On November 18, 2005, Haynes International, Inc. (the "Company") announced that its Board of Directors had appointed a Special Committee of independent directors to explore strategic alternatives, including a potential sale of the Company to a third party, and that the Company had engaged Houlihan Lokey Howard & Zukin to act as the Company’s financial advisor in identifying and exploring its strategic alternatives. As part of the review process, with Houlihan’s assistance, the Special Committee considered various alternatives. During the process, the Company received several non-binding indications of interest to acquire the Company or to engage in other transactions with the Company. The best alternative presented to the Company was a combination of proposals (the “Proposed Transactions”) that, if consummated, was not expected to result in consideration to the Company’s stockholders in excess of $30.00 per fully diluted share. As a pre-condition to finalizing a binding acquisition agreement , the Company was required to contact certain large shareholders to evaluate their support for a transaction. Each of these shareholders separately informed the Company either that it would not support a transaction below the then-current market price or that it would not support a transaction at this level. Therefore, the Company informed the potential acquirer that it would not be able to obtain support from such shareholders, whereupon the potential acquirer declined to increase its offer and withdrew its non-binding offer, thereby eliminating a key component of the Proposed Transactions. The Board of Directors, upon the recommendation of the Special Committee, decided to conclude the review of strategic alternatives and instructed Company management to continue to pursue its long-term growth strategy as described in its Form 10-K, although this would not preclude the Company from considering strategic opportunities should they arise or be developed.

2.         On April 6, 2006, we filed with the Securities and Exchange Commission a current report on Form 8-K, which contained the following information:

Item 1.01.	Entry into Material Definitive Agreement.

On March 31, 2006, the Board of Directors of Haynes International, Inc. (the "Company") approved, and the Company entered into, a Stock Option Agreement (the "Agreement") whereby options to purchase 15,000 shares of the common stock (the "Options") of the Company were granted to Mr. Robert Getz, who was also appointed as a member of the Board of Directors as described in Item 5.02 of this Form 8-K, pursuant to the Amended and Restated Stock Option Plan of the Company. The Options may be exercised with respect to 33-1/3 percent of the total number of shares covered by the Option on March 31, 2007, and with respect to an additional 33-1/3 percent on each of March 31, 2008 and March 31, 2009, respectively. When the Option becomes exercisable with respect to any shares, those shares may be purchased for $31.00 per share, at any time, or from time to time, in whole or in part, for a period of ten years from the date of grant. The Agreement is filed as Exhibit 10.1 to this Form 8-K.

Item 5.02.	Election of Directors.

                On March 31, 2006, the Board of Directors elected Mr. Robert Getz as a director of the Company for a term ending at the Annual Meeting of Stockholders scheduled for February 2007. Mr. Getz is the Managing Director of Cornerstone Equity Investors, L.L.C. There is no arrangement or understanding between the new director and any other persons pursuant to which Mr. Getz was selected as a director. Mr. Getz was appointed to serve on the Special Committee of the Board of Directors, which, as was previously announced, is considering strategic alternatives on behalf of the Company.